SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(AMENDMENT NO. 3)*

Stone Energy Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

861642106
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /	Rule 13d-1(b)
/ /	Rule 13d-1(c)
/X/	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 86164206                  13G              Page 2 of 5 pages

1.           Names of Reporting Persons

Comstock Resources, Inc.

2.           Check the appropriate box if a member of a group (see instructions)

(a)
(b)

3.           SEC use only

4.           Citizenship or place of organization: Nevada

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: 3,797,069

	6.	Shared voting power: 0

	7.	Sole dispositive power: 3,797,069

	8.	Shared dispositive power: 0

9.           Aggregate amount beneficially owned by each reporting person:  3,797,069

10.           Check box if the aggregate amount in Row (9) excludes certain shares (see instructions). [  ]

11.           Percent of class represented by amount in Row (9):  7.8%

12.           Type of reporting person (see instructions): CO

CUSIP No. 86164206                  13G              Page 3 of 5 pages

ITEM 1.

(a)           Name of Issuer: Stone Energy Corporation

(b)	Address of Issuer's Principal Executive Offices: 625 E. Kaliste Saloom Road, Lafayette, LA 70508

ITEM 2.

(a)           Name of Person Filing: Comstock Resources, Inc.

(b)           Address of Principal Business Office or, if none, Residence:
 5300 Town and Country Blvd., Suite 500, Frisco, Texas  75034

(c)           Citizenship: Nevada

(d)           Title of Class of Securities: Common Stock, par value $0.01 per share

(e)           CUSIP Number: 861642106

ITEM 3.                If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(l)(ii)(J);
(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 86164206                  13G              Page 4 of 5 pages

ITEM 4.                Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:  3,797,069

(b)           Percent of class:  7.8%

(c)           Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote:  3,797,069

(ii)           Shared power to vote or to direct the vote:  0

(iii)           Sole power to dispose or to direct the disposition of:  3,797,069

(iv)           Shared power to dispose or to direct the disposition of:  0

ITEM 5.                Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [  ]

ITEM 6.                Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.                Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.                Notice of Dissolution of Group.

Not applicable.

ITEM 10.              Certifications.

Not applicable.

CUSIP No. 86164206                  13G              Page 5 of 5 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 2011
Date

COMSTOCK RESOURCES, INC.

By:	/s/ Roland O. Burns
Signature

Roland O. Burns, Senior Vice President,
Chief Financial Officer and Secretary
Name/Title

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)